

October 2, 2014

Via E-mail
Adir Katzav
Chief Financial Officer
Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, New York 10022

> **Re: Eagle Bulk Shipping Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 14, 2014**
> **File No. 001-33831**

Dear Mr. Katzav:

We have reviewed your response letter dated September 12, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Selected Financial Data, page 57

1. We note your response to our prior comment 1; however, your revised narrative with respect to EBITDA included in your Form 10-Q for the quarter ended June 30, 2014 does not comply with the definition of the measure as described in Section 103 of Non-GAAP Financial Measures C&DIs which can be found on the SEC website. In this regard, please revise EBITDA as net income (loss) before interest, taxes, depreciation and amortization rather than operating earnings before extraordinary items, depreciation and amortization, interest expense, and income taxes.

2. We also note that you believe Credit Agreement EBITDA is important for your investors as it reflects your ability to meet your covenants. However, we do not believe that your revised disclosure clearly indicates that you use this non-GAAP measure as a performance measure. If you use this non GAAP measure as a performance measure, as indicated in your response, please revise your disclosure to clearly indicate so.

Form 10-Q for the quarter ended June 30, 2014

3. We note you entered into a restructuring agreement and filed a prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code in August 2014, and the court confirmed your reorganization plan in September 2014 (per your Form 8-K filed on September 26, 2014). We also note that your critical accounting policy with respect to vessel lives and impairment on page 31 indicates that you believe the aggregate carrying value of your vessels as of June 30, 2014 exceeds their aggregate basic charter-free market value by approximately $700 million. In this regard, please tell us how fair value of the vessels will be determined in accordance with ASC 852-10-45-19 upon emergence from bankruptcy. Your response should include whether the approach used will be based upon appraisals obtained from an independent ship brokerage firm(s). If fair value will not be based upon appraisals obtained from independent ship brokerage firm(s), please describe for us the methodology used, including significant assumptions made by management (e.g. charter rates, discount rate, etc…) which are considered highly subjective and complex, and provide your basis for such assumptions. We may have further comment upon receipt of your response.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief